SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 14, 2020

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

China Southern Airlines Company Limited (the “Company”) published the following announcements on May 14, 2020 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401341.pdf, in relation to the proposed authorization by general meeting to Xiamen Airlines Company Limited on the provision of guarantees to its four controlled subsidiaries;

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401363.pdf, in relation to the proposed authorization by general meeting to the Company and controlled subsidiaries on the provision of guarantees to wholly-owned subsidiaries;

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401476.pdf, in relation to the proposed issuance of A share convertible bonds and possible subscription for A share convertible bonds by connected person;

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401543.pdf, in relation to the notice of 2020 first class meeting for holders of H shares;

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401549.pdf, in relation to the notice of annual general meeting;

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401559.pdf, in relation to the reply slip for 2020 first class meeting for holders of H shares;

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401565.pdf, in relation to the form of proxy for 2020 first class meeting for holders of H shares;

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401579.pdf, in relation to the form of proxy for annual general meeting;

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401589.pdf, in relation to the notification letter; and

https://www1.hkexnews.hk/listedco/listconews/sehk/2020/0514/2020051401595.pdf, in relation to the reply slip.

The announcements in English are included as exhibits to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Xie Bing
Name: Xie Bing
Title: Company Secretary

Date: May 14, 2020